BOOMER VENTURES, INC.

Posada del Rey, Via Italia

Ciudad de Panama, Republica de Panama

Phone: +011 507-6500-2750
Fax: +001 949-272-0088
Email: boomerventures@gmail.com

United States Securities and Exchange Commission
Washington, DC 205494
Attention: Mark P. Shuman

RE:	Boomer Ventures, Inc. Amendment No. 9 to Registration Statement on Form S-1 Filed October 31, 2014 File No. 333-183938

October 31, 2014

Dear Mr. Shuman,

We have received the comment letter from the SEC dated October 29, 2014 and we have responded and amended the Registration Form accordingly.

General

1.	As requested, we have included a new consent letter from David Lee Hillary, Jr. dated October 31, 2014. Furthermore, two additional consents from David Lee Hillary, Jr. have been filed with regards to his audit reports dated May 12, 2014. A consent for Kenne Ruan CPA is not necessary as his report was removed from this registration statement. This amendment includes all necessary consents for all audit reports included in the registration statement.

Risk Factors

“Our management has no prior experience supervising software…” page 8

2.	We reviewed and revised this risk factor by removing the disclosure relating to Ms. Tristan’s prior experience as it is considered to be inappropriate in the context of the risk factor discussion.

Independent Auditor’s Reports, pages F-9, F-15 and F-19

3.	The reports of our independent registered public accountant for the periods ended July 31, 2013, April 30, 2014 and July 31, 2014 have been revised to indicate our audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Company hereby acknowledges:

·         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me by e-mail: boomerventures@gmail.com

Sincerely,

Alicia Tristan